EXHIBIT 12
PULTE HOMES, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings:

Income from continuing operations before taxes	$1,082,728	$2,277,014	$1,592,324	$994,008	$722,686
Add:
Interest expensed and capitalized	290,282	250,026	212,418	186,339	169,255
Portion of rents representative of interest factor	25,889	24,130	18,834	16,377	16,117
Amortization of Capitalized Interest	255,688	179,585	133,049	78,708	48,697
Subtract:
Capitalized Interest	(261,486)	(185,792)	(156,056)	(136,308)	(123,086)
Distributions in excess (less than) earnings of affiliates	4,814	10,670	(21,625)	(36,186)	(7,716)

Income as adjusted	$1,397,915	$2,555,633	$1,778,944	$1,102,938	$825,953

Fixed Charges:

Interest expensed and capitalized	290,282	250,026	212,418	186,339	169,255
Portion of rents representative of interest factor	25,889	24,130	18,834	16,377	16,117
Interest expense related to guaranteed debt of 50% or less owned affiliates (a)	425	—	—	—	—

Fixed charges	$316,596	$274,156	$231,252	$202,716	$185,372

Ratio of earnings to fixed charges	4.42	9.32	7.69	5.44	4.46

Note:	The ratios of earnings to fixed charges set forth above are computed on a total enterprise basis, except for our discontinued thrift operations, Mexico homebuilding operations, and Argentina operations, which have been excluded. Fixed charges is comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.

(a)	In accordance with our guarantees of joint venture debt, imputed interest on expected cash outlays to be made by us, to maintain a certain ratio of value of collateral (generally land and improvements) as a specified percentage of the loan balance, has been reflected as a fixed charge in the ratios of earnings to fixed charges computation shown above.

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